Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]

Form of Proxy for Class Meeting for Holders of H Shares

I/We2,                                                                                                                                                                                                                                              , residing at                                                                                                                                                                                                                                        , being the registered holder of3                                                                                                                                                   ordinary shares of the Company, HEREBY, APPOINT4,                                                                                                                                                                                                                    , residing at                                                                                                                                                                                                                                         as my/our proxy/proxies to attend on my/our behalf the 2023 first class meeting for holders of H shares (the “Class Meeting”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC immediately after the conclusion of the EGM of the Company on Thursday, 3 August 2023 and to act and vote on my/our behalf at the Class Meeting in respect of the resolutions listed below, in accordance with my/our instructions below5.

Special Resolutions		For[5]	Against[5]	Abstain[5]
1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company.

1.01	Types of Shares to be issued and the nominal value

1.02	Issue method and period

1.03	Subscribers and subscription method

1.04	Price benchmark date, issue price and pricing method

1.05	Number of shares to be issued

1.06	Lock-up period

1.07	Proceeds raised and the use of proceeds

1.08	Place of listing

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities

2.	Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company.

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company.

4.	Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

Signature[6]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the Class Meeting will be deemed to have been appointed by you as your proxy.

5.

If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Class Meeting. The shares abstained will be counted in the calculation of required majority.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the Class Meeting.

8.

A proxy, on behalf of the shareholder, attending Class Meeting shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the Class Meeting by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the Class Meeting or any adjourned Class Meeting should you so wish.